Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 9, 2017
Total Energy Services Inc. Announces Acquisition of Shares of Savanna Energy Services Corp. on the TSX
CALGARY, ALBERTA – Total Energy Services Inc. ("Total" or the "Corporation") announced today that, in connection with its previously announced Offer (as defined below) to purchase all of the issued and outstanding common shares ("Savanna Shares") of Savanna Energy Services Corp. ("Savanna"), it has purchased, through the facilities of the Toronto Stock Exchange (the "TSX"), 150,000 Savanna Shares (the "Acquired Shares").  All of the Acquired Shares were purchased on March 9, 2017.
On December 9, 2016, Total commenced an offer to purchase all of the outstanding Savanna Shares. On March 1, 2017, Total filed a Notice of Change and Notice of Variation, which amended its original offer to, among other things, increase the consideration payable for Savanna Shares taken up by Total to 0.1300 of a Total common share and $0.20 in cash per Savanna Share (as amended, the "Offer"). The Offer is scheduled to expire at 11:59 p.m. (Pacific Time) on March 24, 2017, unless withdrawn or extended.
The highest price paid for Acquired Shares was $1.98 and the average price paid for the Acquired Shares was $1.98.   Other than the purchase of the Acquired Shares, as described in this news release, Total has not acquired any other Savanna Shares since the commencement of the Offer.  After giving effect to the purchase of the Acquired Shares, Total owns 150,000 Savanna Shares.
Total previously announced its intention to purchase Savanna Shares through the facilities of the TSX, subject to applicable law, from time to time commencing on January 13, 2017 until the expiry of the Offer.  The purchase by Total of the Acquired Shares was undertaken in support of Total's objective of acquiring 100% of the Savanna Shares. The purchase of the Acquired Shares is also expected to provide Total with standing as a Savanna shareholder in any proceedings that Total may wish to commence under the Business Corporations Act (Alberta).
About Total
Total is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
The TSX has neither approved nor disapproved of the information contained herein.

This News Release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular and the Notice of Change and Variation, relating to its offer to Savanna Shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE NOTICE OF CHANGE AND VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the Notice of Change and Variation and other documents filed by Total with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the Notice of Change and Variation and other documents may also be obtained free of charge from Total’s website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total may purchase Savanna Common Shares otherwise than under the Offer, such as in open market purchases.
Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning Total's intention to acquire 100% of the Savanna Shares and Total's anticipated standing as a shareholder of Savanna for purposes of the Business Corporations Act (Alberta).
Forward-looking statements are based upon the opinions and expectations of management of Total as at the effective date of such statements. Although Total believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, the volatility of prices for oil and natural gas and other commodities, fluctuations in currency and interest rates and fluctuations in market prices for the publicly traded securities of Total and Savanna, and new laws and regulations (domestic and foreign). The forward-looking statements made in this News Release are based upon various assumptions and factors, including, in the case of the statement relating to Total's intention to acquire 100% of the Savanna Shares, assumptions with respect to the success of the Offer and any subsequent compulsory acquisition or subsequent acquisition transactions.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
The forward-looking statements contained in this News Release are made as of the date hereof and Total does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.